UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

_____________________

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces the resolution of the Federal Economic Competition Commission regarding alleged participation in monopolistic practices.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 25, 2020

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE RESOLUTION OF THE FEDERAL ECONOMIC COMPETITION COMMISSION REGARDING ALLEGED PARTICIPATION IN MONOPOLISTIC PRACTICES

Mexico City, Mexico on January 25, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of Mexico’s leading banks, announced today that, with respect to the decision of the Federal Economic Competition Commission (COFECE) to fine, for a total of Ps.28.8 million, seven banks (with Ps.0.6 million of the fine corresponding to Banco Santander México), for allegedly participating in monopolistic practices in the secondary markets for government bonds, the Bank does not accept these allegations nor admit fault and will appeal to federal courts in order to legally dispute these allegations.

Furthermore, the Bank has already been investigated for market manipulation by the National Banking and Securities Commission, with no resulting sanction. The Bank also faced six class actions in the United States for these same allegations, which were ultimately dismissed.

Banco Santander México reiterates that it has always complied with norms and codes of conduct that avoid improper practices and therefore is confident that, in accordance with the law, it will demonstrate that it has conducted itself properly.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the leading banks in Mexico, offers a wide range of products and financial services, including retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a financial services platform focused on the middle and high income segments of the population as well as small and medium companies. It also provides financial services to large multinational companies in Mexico. As of September 30th, 2020, Banco Santander Mexico held total assets of Ps.1,859 billion pesos and had more than 18.7 million clients. Based in Mexico City, the company operates 1,407 branches and offices nationwide with a total of 20,922 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact

Banco Santander México